Involved, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period March 2, 2017 (Inception) to June 30, 2017
Cash flows from operating activities:	
Net income	$ 4,395
Changes in operating assets and liabilities:	-
Net cash used in operating activities	4,395
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Sale of common stock	445
Net cash provided by financing activities	445
Net cash increase for period	4,840
Cash at beginning of period	-
Cash at end of period	$ 4,840

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -